SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                               -------------------

                                   SCHEDULE TO
                                 (Rule 14D-100)
                  Tender Offer Statement Under Section 14(d)(1)
           or Section 13(e)(1) of the Securities Exchange Act of 1934



                        TRAVELERS PROPERTY CASUALTY CORP.
                       ----------------------------------
                       (Name of Subject Company (Issuer))


                                 CITIGROUP INC.
                      ------------------------------------
                      (Names of Filing Persons (Offerors))


                              CLASS A COMMON STOCK,
                            PAR VALUE $.01 PER SHARE
                         ------------------------------
                         (Title of Class of Securities)


                                    893939108
                      -------------------------------------
                      (Cusip Number of Class of Securities)


                          Katherine McG. Sullivan, Esq.
                         General Counsel - Corporate Law
                                 Citigroup Inc.
                              153 East 53rd Street
                            New York, New York 10043
                            Telephone: (212) 559-1000
                     --------------------------------------
                     (Name, address and telephone number of
                      person authorized to receive notices
                 and communications on behalf of filing persons)


                                    Copy to:

                             Eric J. Friedman, Esq.
                    Skadden, Arps, Slate, Meagher & Flom LLP
                                Four Times Square
                               New York, NY 10036
                             Telephone: 212-735-3000


/X/ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

    /X/      third-party tender offer subject to Rule 14d-1.

    / /      issuer tender offer subject to Rule 13e-4.

    /X/      going-private transaction subject to Rule 13e-3.

    / /      amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: / /

                                                                CITIGROUP [LOGO]


For immediate release
Citigroup Inc. (NYSE symbol: C)
March 21, 2000


           Citigroup Announces Intent to Acquire Outstanding Shares of
                Travelers Property Casualty Class A Common Stock

New York, NY - Citigroup (NYSE: C) announced today that it intends to make a cash tender offer for all the publicly-held shares of Travelers Property Casualty Class A common stock at a price of $41.50 per share. Citigroup currently owns approximately 85% of Travelers Property Casualty outstanding common stock. Any shares of Travelers Property Casualty Class A common stock not purchased in the tender offer will be acquired by Citigroup in a subsequent merger transaction at the same $41.50 per share cash price.

The transaction was approved by a Special Committee comprised of independent directors of the Travelers Property Casualty Board of Directors based on a number of factors, including the opinion of Morgan Stanley & Co. Incorporated, the financial advisor to the Special Committee that the $41.50 per share consideration to be received by the public stockholders of Travelers Property Casualty in the transaction is fair from a financial point of view to such holders.

The tender offer will commence shortly after the approval by the Board of Directors of Travelers Property Casualty which is expected later today and will be made only by an offer to purchase and other offering documents, copies of which will be filed with the Securities and Exchange Commission and mailed to Travelers Property Casualty stockholders.

Salomon Smith Barney is acting as Citigroup's financial advisor in connection with the transaction and will act as dealer manager for the tender offer.

Travelers Property Casualty (NYSE:TAP) is a leading provider of a broad range of insurance products and services for commercial markets, including workers' compensation, integrated disability, property, liability and specialty lines, and fidelity and surety binds. The company is also a leading provider of homeowners and auto insurance for consumers. Travelers Property Casualty is a member of Citigroup (NYSE: C). For more information on Travelers Property Casualty and its products, please visit the company's website at www.travelers.com.

Citigroup (NYSE:C), the most global financial services company, provides some 100 million consumers, corporations, governments and institutions in 100 countries with a broad range of financial products and services, including consumer banking and credit, corporate and investment banking, insurance, securities brokerage and asset management. The 1998 merger of Citicorp and Travelers Group brought together such brand names as Citibank, Travelers, Salomon Smith Barney, Commercial Credit (now named CitiFinancial), and Primerica under Citigroup's trademark red umbrella. Additional information may be found at www.citigroup.com.


                                       ###


Media contacts:
Keith Anderson (860) 954-6390
Leah Johnson (212) 559-9446

Investors:
Bill Pike (212) 793-8874
Sheri Ptashek (212) 559-4658

Investors and security holders are strongly advised to read both the tender offer statement and the solicitation/recommendation statement regarding the tender offer referred to in this press release when they become available, because they will contain important information. The tender offer statement will be filed by Citigroup with the Securities and Exchange Commission (SEC), and the solicitation/recommendation statement will be filed by Travelers Property Casualty with the SEC. Investors and security holders may obtain a free copy of these statements (when available) and other documents filed by Citigroup and Travelers Property Casualty at the SEC's web site at http://www.sec.gov. The tender offer statement and related materials may be obtained for free by directing such requests to Citigroup Investor Relations. The solicitation/ recommendation statement and such other documents may be obtained for free by directing such requests to Travelers Investor Relations.